SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2012

Commission File Number 000-20181

Sapiens International Corporation N.V.
(translation of registrant’s name into English)

c/o Landhuis Joonchi

Kaya Richard J. Beaujon z/n
P.O. Box 837

Willemstad,
Curaçao
(599) (9) 7366277
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934

Yes ___ No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

KBC In Production with Sapiens ALIS Policy Administration System

ALIS is fully deployed to support the Individual Pensions Arrangement.

Complete multi-lingual implementation in English, Dutch and French.

Uxbridge, UK, June 13, 2012 - Sapiens International Corporation, (NASDAQ and TASE: SPNS), a global provider of innovative insurance software solutions, today announced that KBC‘s insurance business in Belgium is in full production with the ALIS Policy Administration Solution.

The initial implementation is to support the sales and servicing of Individual Pension Arrangement (IPA) products distributed through its network of 500 bancassurance agencies across Belgium. Around 1600 agents can now distribute and manage business using the new processes enabled within ALIS.

KBC focuses on providing bank, insurance and wealth management products and services to retail customers, private banking clients and mid-cap / SMEs, with a geographic focus on the home markets of Belgium and Central and Eastern Europe.

The Sapiens’ ALIS solution is being deployed at KBC as a multi-lingual solution to support new products and services. With the implementation of the ALIS Policy Administration Solution, KBC will benefit from re-engineered business processes which enable remote agents to process illustrations, complete sales transactions, process new business, and respond to policy inquiries quickly and efficiently. The development and launch of new and innovative products is designed to maintain and grow KBC’s insurance business in Belgium.

KBC’s senior general manager of life insurance, Dirk Van Liempt, said, “The Sapiens & KBC teams have demonstrated high skills and dedication to the success of the project. The feedback from our agent users has been nothing but positive and we look forward to taking full advantage of all the functionality and flexibility the ALIS solution offers as we continue to expand our use of the system.”

The next phase of implementation will include the development and deployment of a new Group Modern product. All current policies are being converted to the new ALIS system early 2013, with the existing system planned for decommissioning by the end of next year.

Roni Al-Dor, Sapiens President & CEO, added, “KBC is a strategic client for Sapiens and has helped us to establish a stronger foothold in the European market. The working relationship between our two teams has become a true partnership with a common focus on enabling KBC to meet its business objectives. With the initial implementation now a success, our combined teams are already on track for the subsequent phases of implementation and full replacement of KBC Group Life’s legacy system.”

About KBC Group

KBC is an integrated multi-channel bancassurance group, catering mainly for retail, SME and local midcap customers. It concentrates on its home markets of Belgium and certain countries in Central and Eastern Europe (Czech Republic, Slovakia, Bulgaria and Hungary). Elsewhere around the globe, the group has established a presence in selected countries and regions.

About KBC (www.kbc.com)

KBC provides banking, insurance and asset management products and services via its integrated distribution channel consisting of bank branches, insurance agents and brokers and the Internet. KBC’s headquarters are located in Brussels (Belgium), the heart of Europe. The group employs more than 47 000 FTE (nearly 60% of whom are in Central and Eastern Europe). KBC is listed on NYSE Euronext Brussels (ticker symbol 'KBC').

Follow KBC at www.twitter.com/kbc_group

About Sapiens International

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a global provider of innovative software solutions for the insurance industry. We offer end-to-end solutions for the Life&Pension, Property&Casualty, and Reinsurance markets. We serve over 75 insurance customers, backed by a team of over 700 insurance experts, operating through fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific.

For more information, please visit www.sapiens.com.

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the Company's accounting policies, specific system configurations and software needs of individual customers and other risk factors detailed in the Company's SEC filings.

Media Contact:

Osnat Segev-Harel, CMO

Sapiens International

+1-877-554-2426

+972-8-9382721

osnat.se@sapiens.com

Investor Relations Contact:
Roni Giladi, CFO Sapiens International Tel: +972-8-9382721 E-mail: roni.g@sapiens.com	James Carbonara, Regional Vice President, Hayden IR Office: +1-646-755-7412 James@haydenir.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sapiens International Corporation N.V.
(Registrant)

Date: June 13, 2012	By:	/s/ Roni Giladi
Roni Giladi Chief Financial Officer